BlackRock New Jersey Municipal Income Trust

FILE #811-10335

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	LIST OF UNDERWRITERS
7/13/2007	Puerto Rico Sales Tax Financing Corp.	2,667,603,528	750,000

Goldman, Sachs & Co., Lehman Brothers A.G. Edwards & Sons, Inc.,Banc of America Securities LLC, BBVAPR MSD, Bear, Stearns & Co. Inc., Citigroup Global Markets Inc., First Albany Capital Inc., J.P. Morgan Securities, Inc., Loop Capital Markets, Merrill Lynch & Co., Morgan Stanley & Co. Incorporated., Oriental Financial Services, Popular Securities, Inc., RBC Capital Markets, Samuel A. Ramirez & Co., Inc., Santander Securities, UBS Securities LLC, Wachovia Bank, National Association

4/23/2008	New jersey Ed Fac- College of New Jersey	287,790,000	2,550,000	Morgan Stanley & Co. Inc., Merrill Lynch & Co., Inc, Wachovia Bank, National Association, Loop Capital Markets, LLC, RBC Capital Markets, Roosevelt & Cross, Inc.